UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

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1.	Press release dated October 29, 2019

Item 1

Millicom announces the Nomination Committee ahead of the 2020 Annual General Meeting

Luxembourg, October 29th, 2019 – In accordance with the resolution of the 2019 Annual General Meeting of Millicom International Cellular S.A. (“Millicom”), the Nomination Committee has been formed in consultation with the largest shareholders as of the last business day of May 2019.

The Nomination Committee comprises John Hernander, appointed by Nordea Investment Funds; Daniel Sievers, appointed by Fiduciary Management; Peter Guve, appointed by AMF Pensionsförsäkring AB; and Juanjuan Niska, appointed by Wellington Management. These four shareholders represent the largest shareholders in Millicom that have chosen to appoint members of the Nomination Committee. The members will elect a Committee Chairman at the first meeting of the Nomination Committee. Also in accordance with the resolution of Millicom’s 2019 Annual General Meeting, the Chairman of Millicom’s Board of Directors, José Antonio Ríos García, will be invited to participate.

Information about the work of the Nomination Committee can be found on Millicom’s website, https://www.millicom.com/our-company/governance/nomination-committee/. Shareholders wishing to propose candidates for election to the Board of Directors of Millicom should submit their proposal in writing to the Company Secretary, Millicom International Cellular S.A., 2 rue du Fort Bourbon, L-1249 Luxembourg.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager Tel: +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st, 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 50 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: October 30, 2019